July 24, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Kim McManus, Senior Counsel

Folake Ayoola, Senior Counsel

Robert F. Telewicz, Jr., Accounting Branch Chief

Peter McPhun, Staff Accountant

Re:	Redfin Corporation

Registration Statement on Form S-1

(File No. 333-219093)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 17, 2017 and the date hereof, approximately 3,830 copies of the Preliminary Prospectus dated July 17, 2017 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Thursday, July 27, 2017, or as soon thereafter as practicable or at such later time Redfin Corporation or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

Goldman Sachs & Co. LLC,

    As representative of the several Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Daniel Young

Name: Daniel Young
Title: Managing Director